UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-36535

GLOBANT S.A.

(Translation of registrant's name into English)

37A, Avenue J.F. Kennedy
 L-1855, Luxembourg
 Tel: + 352 20 30 15 96

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F                 ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GLOBANT S.A.

FORM 6-K

Appointment of Andrew McLaughlin to the Board of Directors.

On March 27, 2024, the board of directors of Globant S.A. (the “Company”) appointed Andrew McLaughlin to serve as a director and member of each of the Corporate Governance and Nominating Committee and the Compensation Committee, effective immediately. Mr. McLaughlin’s appointment fills the vacancy on the board of directors created by Richard Haythornthwaite’s resignation on September 6, 2023. Mr. McLaughlin will stand for election by the Company’s shareholders at the Company’s next annual meeting.

Mr. McLaughlin is a co-founder and Partner at Higher Ground Labs, a startup accelerator for and venture investor in startups that strengthen democratic institutions and governance. Mr. McLaughlin also serves as Senior Advisor at Sandbox AQ, which combines artificial intelligence and quantum technologies to address challenging problems in cybersecurity, life sciences and healthcare, materials science and manufacturing, global navigation and financial services. From 2019 to 2023, Mr. McLaughlin served as President and Chief Operating Officer of Assembly OSM, a venture-backed startup focused on improving the methods of constructing urban buildings. In addition, Mr. McLaughlin serves as Co-Chair of the board of Access Now, a global not-for-profit devoted to defending and extending the digital rights and security of activists, journalists and citizens at risk around the world. He is also a member of the board of directors and the executive committee of the Starknet Foundation, a permissionless protocol to scale Ethereum while retaining Ethereum’s security and decentralization. Mr. McLaughlin’s prior experience also includes the following: Executive Director of the Tsai Center for Innovative Thinking at Yale University from 2017 to 2018, Partner at betaworks from 2012 to 2016, Chief Executive Officer of Digg and Instapaper from 2013 to 2015, board member of Chartbeat from 2012 to 2019, Executive Vice President of Tumblr from 2011 to 2012, member of President Obama’s senior White House staff as Deputy Chief Technology Officer of the United States from 2009 to 2011, Director of Global Public Policy at Google (NASDAQ: GOOG) from 2003 to 2009 and Vice President, Chief Policy Officer and Chief Financial Officer of ICANN from 1999 to 2023. Mr. McLaughlin holds a J.D. from Harvard Law School, and a B.A. from Yale University. The Company believes that Mr. McLaughlin is qualified to serve on the board of directors due to his extensive business, management and leadership experience.

Mr. McLaughlin will receive compensation for his services on the board of directors in accordance with the standard compensatory arrangements for independent directors as described in the Company’s Annual Report on Form 20-F.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-201602, 333-211835, 333-232022, 333-255113 and 333-266204), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ PATRICIO PABLO ROJO
Name: Patricio Pablo Rojo
Title: General Counsel

Date: March 29, 2024